UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BLACK BOX CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))
Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
091826 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
R. Terry Blakemore
President and Chief Executive Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
(724) 746-5500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:

Christopher H. Gebhardt, Esq. General Counsel Black Box Corporation 1000 Park Drive Lawrence, PA 15055 (724) 873-6722	Ronald Basso, Esq. Buchanan Ingersoll & Rooney PC One Oxford Centre, 20th Fl. Pittsburgh, PA 15219 (412) 562-8800
CALCULATION OF FILING FEE
*	A filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable

Form or Registration No.: Not applicable.	Date Filed: Not applicable
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 12. Exhibits
EXHIBIT INDEX
EX-99(a)(5)

               This Schedule TO is being filed by Black Box Corporation, a Delaware corporation (“Black Box”), pursuant to General Instruction D to Schedule TO. The attached exhibit is a communication to Black Box employees from the Chief Financial Officer of Black Box regarding a proposed tender offer to amend or replace certain options granted under the Black Box Corporation 1992 Stock Option Plan so that holders of such options can mitigate adverse tax consequences under Internal Revenue Code Section 409A.
               This communication is not an offer to amend or replace stock options. The tender offer may be commenced at such time as determined in the discretion of Black Box. At the time an offer is commenced, Black Box will provide holders of eligible options with written materials explaining the precise terms and timing of the offer. Persons who are eligible to participate in the offer should read these written materials carefully when they become available because they contain important information about the offer. Black Box will also file these written materials with the Securities and Exchange Commission (the “SEC”) as part of a tender offer statement upon the commencement of the offer. Eligible option holders will be able to obtain these written materials and other documents filed by Black Box with the SEC free of charge from the SEC’s website at www.sec.gov and materials will be provided to eligible option holders. Additional copies of the tender offer statement and its exhibits can be obtained from Black Box.
Item 12.      Exhibits

Exhibit No.	Description

99(a)(5)	Email letter to employees relating to Black Box’s intention to offer to amend or replace certain outstanding but unexercised stock options in order to mitigate potential adverse federal and state tax consequences.

EXHIBIT INDEX

Exhibit No.	Description

99(a)(5)	Email letter to employees relating to Black Box’s intention to offer to amend or replace certain outstanding but unexercised stock options in order to mitigate potential adverse federal and state tax consequences.